UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                Blockbuster, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         Class A 1,266,100; Class B  729,380

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         Class A 1,266,100; Class B  729,380

10       SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 1,266,100; Class B 729,380

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 1.16%; Class B 1.01%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         Class A 1,266,100; Class B  729,380

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         Class A 1,266,100; Class B  729,380

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 1,266,100; Class B 729,380

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 1.16%; Class B 1.01%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
         Class A 1,266,100; Class B  729,380

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
         Class A 1,266,100; Class B  729,380

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 1,266,100; Class B 729,380

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 1.16%; Class B 1.01%

14       TYPE OF REPORTING PERSON*
                  CO

                                                   SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         Class A 1,998,328; Class B  1,155,115

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
         Class A 1,998,328; Class B  1,155,115

10       SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 1,998,328; Class B 1,155,115

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 1.83%; Class B 1.61%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                       0

8        SHARED VOTING POWER
         Class A 1,998,328; Class B  1,155,115

9        SOLE DISPOSITIVE POWER
                       0

10       SHARED DISPOSITIVE POWER
         Class A 1,998,328; Class B  1,155,115

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 1,998,328; Class B 1,155,115

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 1.83%; Class B 1.61%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
         Class A 1,998,328; Class B  1,155,115

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
         Class A 1,998,328; Class B  1,155,115

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 1,998,328; Class B 1,155,115

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 1.83%; Class B 1.61%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         Class A 3,066,072; Class B  1,762,405

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
         Class A 3,066,072; Class B  1,762,405

10       SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 3,066,072; Class B 1,762,405

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 2.81%; Class B 2.45%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
         Class A 3,066,072; Class B  1,762,405

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
         Class A 3,066,072; Class B  1,762,405

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 3,066,072; Class B 1,762,405

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 2.81%; Class B 2.45%

14       TYPE OF REPORTING PERSON*
                  PN

                                                   SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                         0

8        SHARED VOTING POWER
         Class A 3,066,072; Class B  1,762,405

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
          Class A 3,066,072; Class B  1,762,405

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Class A 3,066,072; Class B  1,762,405

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Class A 2.81%; Class B 2.45%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
         Class A 6,330,500; Class B 3,646,900

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
         Class A 6,330,500; Class B 3,646,900


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 6,330,500; Class B 3,646,900


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A 5.80%; Class B 5.07%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the Class A Common Stock, par value $.01 per share, (the "Class A Shares") and the Class B Common Stock, par value $.01 per share, (the "Class B Shares" and collectively with Class A Shares, the "Shares"), of Blockbuster, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1201 Elm Street, Dallas, Texas 75270.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments, LLC, a Delaware limited liability company, High River Limited Partnership, a Delaware limited partnership ("High River"), Icahn Partners Master Fund L.P., a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore L.P., a Delaware limited partnership ("Icahn Offshore"), CCI Offshore LLC, a Delaware limited liability company ("CCI Offshore"), Icahn Partners L.P., a Delaware limited partnership ("Icahn
Partners"), Icahn Onshore L.P., a Delaware limited partnership ("Icahn Onshore"), CCI Onshore LLC, a Delaware limited liability company (" CCI Onshore") and Carl C. Icahn, a citizen of the United States of America
(collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of Barberry, Hopper and High River is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

     Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

     Each of Icahn Master, Icahn Partners, Barberry and High River is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of High River and Barberry, are set forth in Schedule A attached hereto.

     Except as set forth on Schedule B, no member of any of the Registrants nor any manager or executive officer of Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     As of 2:15pm, Standard Eastern Time, on December 14, 2004, the aggregate purchase price of 6,330,500 Class A Shares and 3,646,900 Class B Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $54,034,298.85 (including commissions) and $29,877,611.50 (including commissions), respectively. The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin accounts in the regular course of business.


Item 4.  Purpose of Transaction

     Registrants   acquired  the  Shares   believing  them  to  be  undervalued,
especially in light of the possibility that Issuer may acquire Hollywood Entertainment Corporation ("Hollywood").

     Registrants believe that they are holders of the largest number of outstanding shares of Issuer in the aggregate and are also the largest holder of Hollywood's outstanding shares. Registrants support the effort of Issuer to obtain due diligence from Hollywood with a view to making a firm offer to acquire Hollywood. Registrants believe that because of the synergies that would be involved in a combination of Issuer and Hollywood, Issuer would be in a position to offer the greatest amount of consideration to Hollywood's shareholders. Additionally, Registrants believe these synergies would importantly contribute to the profitability of Issuer. Registrants support the proposed combination of Issuer and Hollywood as most beneficial for both entities and their respective shareholders. To this end, Registrants have contacted the chief executive officers of each of the entities to express Registrants' views in this matter and will continue to seek to facilitate a combination of Issuer and Hollywood.

     Registrants reserve the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrants may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise. Registrants may seek to participate in, and influence the outcome of any proxy solicitation and the bidding process involving Issuer and Hollywood, as a bidder or otherwise.


Item 5.  Interest in Securities of the Issuer

     (a) As of 2:15pm, Standard Eastern Time, on December 14, 2004, Registrants may be deemed to beneficially own, in the aggregate, 6,330,500 Class A Shares and 3,646,900 Class B Shares, representing approximately 5.80% of the Issuer's outstanding Class A Shares and approximately 5.07% of the Issuer's outstanding Class B Shares (based upon the 109,122,848 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of November 2, 2004 by the Issuer in the Issuer's Form 10Q for the period ending on June 30, 2004, filed with the Securities and Exchange Commission on November 8, 2004).

     (b) High River has sole voting power and sole dispositive power with regard to 1,266,100 Class A Shares and 729,380 Class B Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,998,328 Class A Shares and 1,155,115 Class B Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,066,072 Class A Shares and 1,762,405 Class B Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.


     (c) The following tables set forth all transactions with respect to Class A Shares and Class B Shares, respectively, effected during the past sixty (60) days by any of the Registrants, inclusive of the transaction effected through 2:15pm, Standard Eastern Time, on December 14, 2004. All such transactions were effected in the open market, and the tables include commissions paid in per share prices.


------------------------------- ---------------------------- ----------------------------- ----------------------------
                                                             No. of  Class A Shares        Price
Name                            Date                         Purchased                     Per Class A Share
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/11/04                         34,300                    7.8273
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/12/04                       120,000                     8.5313
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/15/04                         49,000                    8.3535
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/16/04                       100,000                     8.3069
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/17/04                       124,000                     8.3226
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/18/04                         40,000                    8.4381
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/19/04                       162,000                     8.1402
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/22/04                         17,000                    8.2367
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/23/04                         15,000                    8.2527
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/24/04                         40,000                    8.2630
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/26/04                         22,000                    8.2856
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/29/04                         80,000                    8.2059
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/30/04                         55,800                    8.3801
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/01/04                         56,000                    8.9076
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/02/04                       138,000                     9.2319
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/03/04                         30,000                    9.2234
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/14/04                       183,000                     8.9407
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/11/04                         54,880                    7.8273
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/12/04                       192,000                     8.5313
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/15/04                         76,440                    8.3535
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/16/04                       156,000                     8.3069
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/17/04                       193,440                     8.3226
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/18/04                         62,400                    8.4381
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/19/04                       252,720                     8.1402
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/22/04                         26,520                    8.2367
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/23/04                         23,400                    8.2527
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/24/04                         62,400                    8.2630
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/26/04                         34,320                    8.2856
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/29/04                       124,800                     8.2059
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/30/04                         87,048                    8.3801
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/01/04                         87,360                    8.9076
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/02/04                       215,280                     9.2319
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/03/04                         49,200                    9.2234
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/14/04                       300,120                     8.9407
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/11/04                         82,320                    7.8273
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/12/04                       288,000                     8.5313
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/15/04                       119,560                     8.3535
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/16/04                       244,000                     8.3069
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/17/04                       302,560                     8.3226
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/18/04                         97,600                    8.4381
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/19/04                       395,280                     8.1402
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/22/04                         41,480                    8.2367
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/23/04                         36,600                    8.2527
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/24/04                         97,600                    8.2630
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/26/04                         53,680                    8.2856
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/29/04                       195,200                     8.2059
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/30/04                       136,152                     8.3801
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/01/04                       136,640                     8.9076
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/02/04                       336,720                     9.2319
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/03/04                         70,800                    9.2234
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/14/04                       431,880                     8.9407
------------------------------- ---------------------------- ----------------------------- ----------------------------





------------------------------- ---------------------------- ----------------------------- ----------------------------
                                                             No. of  Class B Shares        Price
Name                            Date                         Purchased                     Per Class B Share
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/15/04                         94,000                    8.0089
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/16/04                         26,000                    7.8445
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/17/04                         31,960                    7.9405
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/18/04                         40,000                    8.0186
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/19/04                         80,000                    7.7137
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/22/04                         12,000                    7.7760
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/23/04                           6,000                   7.8244
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/24/04                         17,000                    7.8702
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/26/04                           7,400                   7.8742
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/29/04                         24,000                    7.6955
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      11/30/04                         52,000                    7.9100
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/01/04                         35,000                    8.4154
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/02/04                         88,000                    8.7069
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/03/04                         38,080                    8.7239
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/06/04                         16,000                    8.5705
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/07/04                         40,900                    8.5653
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/08/04                         42,000                    8.5018
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/09/04                         31,300                    8.3586
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/10/04                         35,000                    8.3582
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      12/14/04                         12,740                    8.4097
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/15/04                       146,640                     8.0089
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/16/04                         40,560                    7.8445
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/17/04                         49,858                    7.9405
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/18/04                         62,400                    8.0186
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/19/04                       124,800                     7.7137
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/22/04                         18,720                    7.7760
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/23/04                           9,360                   7.8244
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/24/04                         26,520                    7.8702
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/26/04                         11,544                    7.8742
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/29/04                         37,440                    7.6955
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/30/04                         81,120                    7.9100
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/01/04                         54,600                    8.4154
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/02/04                       137,280                     8.7069
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/03/04                         62,451                    8.7239
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/06/04                         26,240                    8.5705
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/07/04                         67,076                    8.5653
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/08/04                         68,880                    8.5018
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/09/04                         51,332                    8.3586
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/10/04                         57,400                    8.3582
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    12/14/04                         20,894                    8.4097
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/15/04                       229,360                     8.0089
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/16/04                         63,440                    7.8445
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/17/04                         77,982                    7.9405
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/18/04                         97,600                    8.0186
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/19/04                       195,200                     7.7137
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/22/04                         29,280                    7.7760
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/23/04                         14,640                    7.8244
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/24/04                         41,480                    7.8702
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/26/04                         18,056                    7.8742
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/29/04                         58,560                    7.6955
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/30/04                       126,880                     7.9100
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/01/04                         85,400                    8.4154
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/02/04                       214,720                     8.7069
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/03/04                         89,869                    8.7239
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/06/04                         37,760                    8.5705
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/07/04                         96,524                    8.5653
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/08/04                         99,120                    8.5018
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/09/04                         73,868                    8.3586
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/10/04                         82,600                    8.3582
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  12/14/04                         30,066                    8.4097
------------------------------- ---------------------------- ----------------------------- ----------------------------

     Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


     Item 7. Material to be Filed as Exhibits

1        Joint Filing Agreement of the Registrants

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


              [Signature Page of Schedule 13D - Blockbuster, Inc.]

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN


                  [Signature Page of Schedule 13D - Blockbuster, Inc.]

                                    JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock and Class B Common Stock of Blockbuster, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of December 2004.


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

  [Signature Page of Joint Filing Agreement to Schedule 13D - Blockbuster, Inc.]

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN


  [Signature Page of Joint Filing Agreement to Schedule 13D - Blockbuster, Inc.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     Name, Business Address and Principal Occupation of Each Executive Officer and Director of High River and Barberry.


     The following sets forth the name, position, and principal occupation of each director and executive officer of each of High River and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Hopper Investments LLC              General Partner


BARBERRY CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Jordan Bleznick                     Vice President - Taxes

                                   SCHEDULE B
                                   -----------

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.